FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of December 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)




The following text is the English translation of a news release issued in Germany by HSBC Trinkaus & Burkhardt KGaA

  "NOTIFICATION PURSUANT TO SECTION 25 SUBSEC. 1 WPHG (SECURITIES TRADING ACT)

HSBC Holdings plc, 8 Canada Square, London E14 5HQ, acting in accordance with
Section 24 WpHG also on behalf of its 100 per cent subsidiaries HSBC Bank plc, 8 Canada Square, London E14 5HQ, and HSBC Germany Holdings GmbH, Koenigsallee 21/23, 40212 Duesseldorf, has informed us in accordance with Sections 21 Subsec.1; Section 22 Subsec. 1 No. 1 WpHG that:

1. HSBC Germany Holdings GmbH has increased its voting rights of 73.47 per cent in HSBC Trinkaus & Burkhardt KGaA and has by such increase exceeded on 30. November 2005 the threshold amount of 75 per cent of the voting rights;

2. HSBC Germany Holdings GmbH controls since 30. November 2005 an aggregate amount of now 77.84 per cent of the voting rights in HSBC Trinkaus & Burkhardt KGaA;

3. the aggregate sum of voting rights in HSBC Trinkaus & Burkhardt KGaA, attributed to HSBC Holdings plc pursuant to Section 22 Subsec. 1 No. 1 WpHG now amounts to 77.84 per cent.

Duesseldorf, 1 December 2005

HSBC Trinkaus & Burkhardt KGaA

The General Partners"

The consideration for the shares acquired was EUR99.9 million.

Media enquiries to Harald Dueren on +49 211 910 3761 or herald.dueren@trinkaus.de

Note to editors:

The HSBC Group
HSBC Holdings plc is headquartered in the UK. The HSBC Group serves over 110 million customers worldwide from over 9,700 offices in 77 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,467 billion at 30 June 2005, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  02 December 2005